UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

                               (AMENDMENT NO. 36)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)                  |_|

Securities Act Rule 802 (Exchange Offer)                   |X|

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)        |_|


Exchange Act Rule 14d-1(c) (Third Party Tender Offer)      |_|


Exchange Act Rule 14e-2(d) (Subject Company Response)      |_|

                               AurionGold Limited
                            (Name of Subject Company)

                                    Australia
        (Jurisdiction of Subject Company's Incorporation or Organization)

                                Placer Dome Inc.
                       (Name of Person(s) Furnishing Form)

                                  Common Shares
                     (Title of Class of Subject Securities)

                                   725906-1-01
              (CUSIP Number of Class of Securities (if applicable))

                                 J. Donald Rose
             Executive Vice President, Secretary and General Counsel
                                Placer Dome Inc.
                            1600-1055 Dunsmuir Street
                       Vancouver, British Columbia V7X 1P1
                                 (604) 682-7082
 (Name, Address (including zip code) and Telephone Number (including area code) of Person(s)Authorized to Receive Notices and Communications on Behalf of Person
                                Furnishing Form)

                                  May 28, 2002
                  (Date Tender Offer/Rights Offering Commenced)

                  PART I - INFORMATION SENT TO SECURITY HOLDERS


Item 1.  Home Jurisdiction Documents.

     (a) On November 8, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged the following documents with the Australian Securities & Investments Commission.

               Document
               Number               Description
               --------             -----------

                  1. Thirty Sixth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited; and

                  2. Notice Under Section 650D Of The Corporations Act (Extension of Offer Period).

         (b)      Not applicable.

Item 2.  Information Legends.

     A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.


        PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

         (1)      Not applicable.

         (2)      Not Applicable.

         (3)      Not Applicable.


                    PART III - CONSENT TO SERVICE OF PROCESS

     Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

                  PART I - INFORMATION SENT TO SECURITY HOLDERS

                                                                      Document 1

                        PLACER DOME ASIA PACIFIC LIMITED

                  THIRTY SIXTH SUPPLEMENTARY BIDDER'S STATEMENT


This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("Original Statement") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("Bidder") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("Offers") for all of the ordinary shares ("Shares") in AurionGold Limited (ABN 60 008 560 978) ("AurionGold").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on:

27 May 2002         4 July 2002         2 August 2002         30 August 2002         14 October 2002
7 June 2002         10 July 2002        6 August 2002         9 September 2002       16 October 2002
11 June 2002        12 July 2002        7 August 2002         10 September 2002      17 October 2002
17 June 2002        25 July 2002        8 August 2002         20 September 2002      23 October 2002
24 June 2002        29 July 2002        16 August 2002        23 September 2002      1 November 2002
26 June 2002        30 July 2002        19 August 2002        2 October 2002
27 June 2002        31 July 2002        28 August 2002        11 October 2002


("Previous Supplementary Bidder's Statements").

This Thirty Sixth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Placer Dome Inc. Press Release

Attached as Annexure A is a press release by Placer Dome Inc. in relation to extension of the Offer Period from 6.00 pm (Sydney time) Friday, 8 November 2002 to 6.00 pm (Sydney time) Friday, 15 November 2002.

A copy of the press release will be sent to all AurionGold shareholders who have not accepted the Offer and all holders of options to acquire shares in AurionGold.

Dated:   8 November 2002

SIGNED by PETER TOMSETT on behalf of PLACER DOME ASIA PACIFIC LIMITED who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 8 November 2002.

/s/ Peter Tomsett
-----------------------------
Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 8 November 2002. ASIC does not take any responsibility for the contents of this Statement

ANNEXURE A - PLACER DOME INC. PRESS RELEASE

[GRAPHIC OMITTED][GRAPHIC OMITTED]


Placer Dome extends AURIONGOLD offer

Vancouver, Canada, November 7, 2002; Brisbane, Australia, November 8,
2002:

Placer Dome Inc ("Placer Dome") (TSX: PDG, NYSE: PDG, ASX: PDG) announced today that its wholly owned subsidiary, Placer Dome Asia Pacific Limited, will extend the scheduled closing date of its offer for AurionGold Limited ("AurionGold") (the "Offer") by 1 week to 6:00pm (AEST) on Friday, 15 November 2002.

Placer Dome's shareholding in AurionGold is now over 87%.

Consideration will be dispatched to accepting shareholders within 5 business days after Placer Dome receives their acceptance.*

If Placer Dome becomes entitled to 90% of the shares in AurionGold, it intends to compulsorily acquire the remainder of the company. In these circumstances, Placer Dome will acquire any outstanding shares and AurionGold will seek de-listing of its shares. The compulsory acquisition process typically takes approximately 2 months to complete and it is important to understand that, if this should occur, you will be paid later than those AurionGold shareholders who accept the Offer or sell their shares on market while the Offer remains open.

Broker Handling Fees

The revised broker handling fee (as outlined in previous announcements including Placer Dome's twenty fifth supplementary bidder's statement on 10 September
2002) will be available until the scheduled close of the Offer at 6:00pm on Friday, 15 November 2002. Placer Dome has not yet made a decision about whether it will extend the Offer, or if it extends the Offer whether any further broker handling fee will be payable.

                                     -end-

* Except for certain foreign shareholders who are entitled to receive the cash proceeds of sale of the shares to which they would have been entitled but for clause 2.2 of the Offer (see page 169 Bidder's Statement and the third Supplementary Bidder's Statement, clause 1). Such shareholders will receive their consideration in accordance with the original timetable set out in clause
5.1 of the Offer.



Suite 1600, Bentall IV 1055 Dunsmuir Street      Tel: 604.682.7082
(PO Box 49330, Bentall Postal Station)           Fax: 604.682.7092
Vancouver, British Columbia, Canada V7X 1P2      Visit us at www.placerdome.com
                                                      [LOGO OF PLACER DOME INC.]

FOR SHAREHOLDER INQUIRIES PLEASE CONTACT:
Placer Dome shareholder information line:
In Australia                                          1 800 222 212
International                                         +61 2 9353 2055

FOR ANALYST INQUIRIES PLEASE CONTACT:
Placer Dome Inc.                                      In Australia:
Brenda Radies                                         Richard Phillips
(1 604) 661 1911                                      Macquarie Bank Limited
                                                      (61 3) 9635 8360

                                                      In North America:
                                                      George Brack
                                                      Macquarie North
                                                      America Ltd
                                                      (1 604) 605 1762

FOR MEDIA INQUIRIES PLEASE CONTACT:
Placer Dome Inc.                                      In Australia:
Brenda Radies                                         Hinton & Associates
(1 604) 661 1911                                      Lisa Keenan
                                                      (61 3) 9600 1979

                                                      In the United States:
                                                      Citigate Sard
                                                      Verbinnen
                                                      Paul Verbinnen / Paul
                                                      Caminiti
                                                      (1 212) 687 8080
On the Internet: www.placerdome.com


CAUTIONARY NOTE
Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

                                                                      Document 2

                                  NOTICE UNDER
                      SECTION 650D OF THE CORPORATIONS ACT
                           EXTENSION OF OFFER PERIOD

TO: AurionGold Limited ("AurionGold") (ABN 60 008 560 978)

    Australian Securities & Investments Commission ("ASIC")

    Each person to whom an offer was made ("Offer") pursuant to the Bidder's Statement dated 27 May 2002 ("Bidder's Statement") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("Bidder") who has not accepted the Offer and each holder of options to acquire shares in AurionGold.

EXTENSION OF OFFER PERIOD

In accordance with section 650D of the Corporations Act 2001, the Bidder gives notice that it varies the Offers by extending the closing date of the Offer from
6.00 pm (Sydney time) on Friday, 8 November 2002 to 6:00 pm (Sydney time) on Friday, 15 November 2002.

Unless the context requires otherwise, terms defined in the Bidder's Statement have the same meaning as in this Notice.

Dated: 8 November 2002


SIGNED by PETER TOMSETT and STUART MACKENZIE on behalf of PLACER DOME ASIA PACIFIC LIMITED who are authorised to sign this Notice pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 8 November 2002.



/s/ Peter Tomsett                  /s/ Stuart MacKenzie
----------------------             ---------------------------
Peter Tomsett                      Stuart MacKenzie
DIRECTOR                           DIRECTOR

A copy of this Notice was lodged with the Australian Securities and Investments Commission on 8 November 2002. ASIC does not take any responsibility for the contents of this Notice.

                              PART IV - SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              PLACER DOME INC.



                         By: /s/ Geoffrey P. Gold
                             ------------------------------
                             Name:    Geoffrey P. Gold
                             Title:   Vice-President, Associate General Counsel
                                      and Assistant Secretary



November 8, 2002